FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2004
Commission file number
333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED

(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐                    No ☑

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
UNAUDITED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2003	2004	2003	2004
		£’m	£’m	£’m	£’m
Turnover	3, 4	175	180	528	528
Operating costs before amortisation of goodwill and other intangible assets	4	(153)	(160)	(473)	(474)
Amortisation of goodwill and other intangible assets	4	(2)	(2)	(4)	(4)

Total operating costs	4	(155)	(162)	(477)	(478)
Operating profit	3, 4	20	18	51	50
Net interest payable and similar charges	5	(10)	(12)	(35)	(16)

Profit on ordinary activities before taxation		10	6	16	34
Taxation on profit on ordinary activities		(1)	—	(3)	(6)

Profit on ordinary activities after taxation		9	6	13	28
Equity minority interests		(1)	(1)	(3)	(3)

Profit for the financial period		8	5	10	25

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

		December 31, 2003	September 30, 2004
	Notes	£’m	£’m
Fixed assets
Intangible assets		83	79
Negative Goodwill		(5)	(5)
Tangible assets		332	321

		410	395
Current assets
Stocks	7	75	79
Debtors		107	119
Cash at bank and in hand		30	41

		212	239

Total assets		622	634

Creditors — amounts falling due within one year		(115)	(129)

Net current assets		97	110

Total assets less current liabilities		507	505

Creditors — amounts falling due after more than one year		(332)	(310)
Provisions for liabilities and charges		(27)	(23)

Net assets		148	172

Shareholder’s equity
Called up equity share capital		175	175
Profit and loss account		(42)	(17)

Total equity shareholder’s funds		133	158
Equity minority interests		15	14

Capital employed		148	172

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF
TOTAL RECOGNISED GAINS AND LOSSES

	Three Months Ended		Nine months Ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	£’m	£’m	£’m	£’m
Profit for the financial period	8	5	10	25
Currency translation differences on foreign currency net investments	2	—	(2)	—

Total recognised gains & losses relating to the period	10	5	8	25

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

	Three Months Ended		Nine months Ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	£’m	£’m	£’m	£’m
Operating profit	20	18	51	50
Depreciation of tangible fixed assets	9	9	28	28
Amortisation of intangible fixed assets	2	2	4	4
(Increase)/decrease in stocks	9	(9)	—	(5)
(Increase)/decrease in debtors	7	3	(19)	(16)
Increase/(decrease) in creditors	(9)	7	4	14
Movement on provisions	(1)	(1)	—	(1)
Exceptional cash flows	—	—	(1)	—

Net cash flow from operating activities	37	29	67	74
Interest paid	(3)	(2)	(15)	(14)
New issue High Yield Bond fees	—	—	(1)	—
Returns on investments and servicing of finance	(3)	(2)	(16)	(14)
Taxation paid	(1)	(2)	(3)	(7)
Capital expenditure and financial investment	(6)	(9)	(15)	(23)
Equity dividends paid to minorities	(1)	—	(3)	(4)
Distribution to minority interests	(3)	—	(3)	—
Issue of debt due after more than one year	—	4	37	10
Repayment of debt due within one year	—	—	(8)	(6)
Repayment of debt due after one year	(6)	—	(38)	(19)
Financing	(6)	4	(9)	(15)

Increase in cash	17	20	18	11

See the accompanying notes to the unaudited consolidated financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1	Business description

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited and an interest in the newly formed Lucite International China Holdings Limited with the remaining interest being held by a subsidiary of Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP through funds managed by it. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. Lucite International Group Holdings Limited and its subsidiary companies (together referred to as “Lucite International” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic-based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe, South Africa and Asia and are sold throughout the world.

2	Basis of preparation

The accounting policies used to prepare these financial statements are consistent with those adopted in the financial statements for the year ended December 31, 2003 as reported in our annual report on Form 20-F filed on April 1, 2004.

The financial statements and notes included within this form 6-K should be read in conjunction with the financial statements and notes thereto included in the Company’s annual report on Form 20-F, where additional footnotes can be found.

In the opinion of management, the accompanying unaudited consolidated financial statements of Lucite International Group Holdings Limited and subsidiaries (the Company) contain all adjustments, including usual recurring adjustments, necessary to present fairly, in all material respects, the Company’s consolidated financial position as of September 30, 2004 and December 31, 2003 and the consolidated results of operations, net profit and cash flows for the three- and nine- month periods ended September 30, 2004 and September 30, 2003. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F. The results of operations for the three- and nine- month periods ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

3	Segmental reporting

	Three Months Ended		Nine months Ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	£’m	£’m	£’m	£’m
Turnover
Upstream	126	139	385	398
Downstream	71	71	210	215
Inter-class elimination	(22)	(30)	(67)	(85)

	175	180	528	528

Operating profit
Upstream	17	15	39	39
Downstream	3	3	12	11

Operating profit	20	18	51	50

Depreciation
Upstream	8	7	22	22
Downstream	1	2	6	6

	9	9	28	28

Amortisation
Upstream	1	1	2	2
Downstream	1	1	2	2

	2	2	4	4

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

4	Cost of sales, gross profit, distribution and administrative expenses

	Three Months Ended		Nine months Ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	£’m	£’m	£’m	£’m
Turnover	175	180	528	528
Cost of sales	(132)	(136)	(407)	(403)

Gross profit	43	44	121	125
Distribution costs	(10)	(11)	(32)	(33)
Administrative expenses before amortisation and research and development costs	(9)	(11)	(28)	(32)
Amortisation of goodwill and other intangible fixed assets	(2)	(2)	(4)	(4)
Research and development costs	(2)	(2)	(6)	(6)

Total administrative expenses	(13)	(15)	(38)	(42)

Total operating expenses	(23)	(26)	(70)	(75)

Operating profit	20	18	51	50

5	Net interest payable and similar charges

	Three months ended		Nine months ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	£’m	£’m	£’m	£’m
Interest payable on senior credit facilities	3	1	8	5
Interest payable on senior notes	5	5	12	13
Amortisation of debt issue costs	—	—	1	1
Fees on debt facility with parent company	—	1	—	1

Net interest payable	8	7	21	20
Foreign exchange (gain)/loss on external debt	2	5	14	(4)

Net interest payable and similar charges	10	12	35	16

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6	EBITDA

EBITDA is presented not as an alternative measure of operating results or cash flows from operations as determined in accordance with generally accepted accounting principles, but because it is an accepted financial indicator of the ability to incur and service debt. EBITDA is not necessarily comparable with similarly titled measures presented by other companies. As a performance measurement, EBITDA closely represents operating profit and can be reconciled to it in the following way:

	Three months ended		Nine months ended
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
	£’m	£’m	£’m	£’m
Operating profit	20	18	51	50
Depreciation and amortisation of goodwill and intangible assets	11	11	32	32

EBITDA	31	29	83	82

7	Stocks

	December 31,	September 30,
	2003	2004
	£’m	£’m
Raw material and consumables	29	28
Finished goods and goods for resale	46	51

	75	79

8	Bank and other borrowings

	December 31,	September 30,
	2003	2004
	£’m	£’m
Senior credit facilities:
Term loan A	37	30
Term loan B	69	68
Term loan C	45	44
Revolving Credit Facility	19	—
Senior notes	176	172
Finance leases	4	4
Unamortised senior notes premium	2	1
Unamortised issue costs	(8)	(7)

Total debt excluding China bank loans	344	312
China bank loans	—	10

Total debt	344	322

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9	Other information

On March 25, 2003, the Company received notification that the European Commission would investigate Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

Following an audit by the US Environmental Protection Authority (EPA) of the Fite Road facility in December 2002, the EPA advised Lucite International Inc on September 23, 2004 that it considers the Fite Road facility to be in violation of New Source Performance Standards under the Federal Clean Air Act. Lucite International Inc believes the Fite Road facility has operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. The EPA has proposed a settlement whereby Lucite International Inc would pay an assessment of under $10 million and install certain controls within an agreed period. This matter is still at an early stage, and settlement discussions between Lucite International Inc and the EPA are ongoing. However, Lucite International Inc remains prepared to defend itself against these allegations and is confident with its position therefore does not feel that a provision needs to be made in the accounts at this stage.

10	Summary of significant differences between UK and US accounting principles

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholder’s equity of the differences between UK GAAP and US GAAP.

Effect on the profit for the financial period of differences between UK GAAP and US GAAP

			Three months ended		Nine months ended
			September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
			£’m	£’m	£’m	£’m
Profit for the financial period under UK GAAP			8	5	10	25
Adjustments to conform with US GAAP:
Depreciation of tangible fixed assets			1	1	4	4
Amortisation of goodwill	(i	)	2	2	4	4
Amortisation of other intangibles	(i	)	(3)	(3)	(9)	(8)
Capitalisation of interest less amortisation			1	—	1	1
Amortisation of loan arrangement fees			(1)	—	(1)	—
Foreign exchange gain/(loss) on debt			—	—	(2)	2
Fair value of derivative financial instruments	(ii)		(1)	(1)	(1)	(1)
Deferred taxation:
Arising on UK GAAP results			—	(1)	—	(3)
Arising on other US GAAP adjustments			—	—	(1)	1

Net Profit under US GAAP			7	3	5	25

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Effect on consolidated shareholder’s funds of differences between UK GAAP and US GAAP

		December 31, 2003	September 30, 2004
		£’m	£’m
Consolidated shareholder’s funds under UK GAAP		133	158
Adjustments to conform with US GAAP:
Business combinations		(21)	(21)
Exchange translation on goodwill and intangible assets		(9)	(10)
Pensions		(6)	(6)
Capitalisation of interest less amortisation		9	10
Fair value of derivative financial instruments	(ii)	1	—
Deferred taxation		30	28

Consolidated shareholder’s funds under US GAAP		137	159

For an explanation of the significant differences between UK GAAP and US GAAP please refer to our annual report for the year ended December 31, 2003 on Form 20-F.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(i)	Goodwill and intangible assets

The annual review of impairment required under FAS 142 was carried out as at June 30, 2004 and the results indicated that no impairment was deemed to exist.

The following table sets out intangible asset carrying values and accumulated amortisation in total and by each major class of finite lived intangible asset:

	Gross carrying	Accumulated
	value as at	amortisation as at	Weighted average
	September 30, 2004	September 30, 2004	amortisation period
	£’m	£’m	Years
Amortised intangible assets
Core and patented technology	49	25	10
Trade names	7	2	20
Customer relationships	19	5	20
Non-compete agreements	22	22	5

Total amortised intangible assets	97	54
Goodwill	45

Total goodwill and other intangible assets under US GAAP	142	54

The non-compete agreements are fully amortised as at September 30, 2004.

The following table sets out amortisation expense for the nine months ended September 30, 2004 and estimated aggregate amortisation expense for each of the five succeeding years:

£’m
Aggregate amortisation expense:
For the nine months ended September 30, 2004	8
Estimated aggregate amortisation expense:
For the year ended December 31, 2004	10
For the year ended December 31, 2005	6
For the year ended December 31, 2006	6
For the year ended December 31, 2007	6
For the year ended December 31, 2008	6

There were no changes to the carrying value of goodwill during the nine months ended September 30, 2004.

(ii)	Derivative financial instruments

As at September 30, 2004 we had no contractual commitments in place.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

New US Financial Accounting Standards and pronouncements not yet effective

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the absence of such guidance, any measures included in these financial statements of the accumulated post-retirement benefit obligation (APBO) or net periodic post-retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

Recent UK accounting pronouncements

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits” (“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis was provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. Full implementation of the standard has been postponed until 2005.

FRS 20 “Share-based payments” was issued in February 2004. It applies to all entities and to all share-based payment transactions, and it comes into effect for accounting periods beginning on or after January 1, 2005. This Financial Reporting Standard has the effect of implementing the International Accounting Standards Board’s International Financial Reporting Standard 2 Share-based Payment in the UK and the Republic of Ireland for entities not preparing their financial statements in accordance with international accounting standards adopted pursuant to the Regulation of the European Parliament and of the Council on the Application of International Accounting Standards.

FRS 21 “Events after the Balance Sheet Date” was issued in May 2004 and is effective for accounting periods beginning on or after January 1, 2005. This Financial Reporting Standard has the effect of implementing the International Accounting Standards Board’s International Accounting Standard 10 (revised 2003) “Events after the Balance Sheet Date” in the UK and the Republic of Ireland for entities not preparing their financial statements in accordance with international accounting standards adopted pursuant to the Regulation of the European Parliament and of the Council on the Application of International Accounting Standards.

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005.

We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary statement concerning forward-looking statements

The Company is including the following cautionary statement in this Form 6-K to make applicable and take advantage of the safe harbour provisions of Section 21E of the Securities Exchange Act of 1934, as amended, for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, the Company may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the Company, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risk and uncertainties, which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. There can, however, be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished.

Critical accounting policies and use of accounting estimates

The financial statements have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom but require some degree of judgement regarding the estimates and assumptions used to apply them. The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that accounting policies are critical policies where the assumptions and judgements would have a significant impact on the consolidated financial statements. These critical accounting policies are discussed in our annual financial statements for the year ended December 31, 2003 as reported on Form 20-F and there have been no changes to them in the three and nine months ended September 30, 2004.

General

Unless the context requires otherwise, the information provided in this Form 6-K and the terms “Lucite International”, “we”, “our” and the “Company” refer to Lucite International Group Holdings Limited and its subsidiaries and predecessor businesses as a combined entity. Lucite International Finance plc is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to the Company.

The business is defined into two distinct segments, the upstream business and the downstream business. The principle products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates, or SpMAs. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to their end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals. Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended September 30, 2004 Compared to the Three Months Ended September 30, 2003

Turnover

	Three months ended				Three months ended
	September 30, 2003	Exchange	Volume/Mix	Price	September 30, 2004
	£’m	£’m	£’m	£’m	£’m
Total turnover	175	(19)	15	9	180
Percentage increase/(decrease)		(11%)	9%	5%	3%
Upstream turnover (i)	126	(13)	15	11	139
Percentage increase/(decrease)		(10%)	12%	8%	10%
Downstream turnover (i)	71	(6)	6	—	71
Percentage increase/(decrease)		(8%)	8%	—%	—%

(i)	upstream and downstream turnover includes intra-company sales

Turnover for the three months ended September 30, 2004 was affected by the translation impact of the weaker dollar during the period. The average rate for the three months ended September 30, 2004 was $1.82 to £1.00 compared to average rate for the three months ended September 30, 2003 of $1.61 to £1.00. Just under half of our sales are generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Demand for methacrylate products remained strong during the three months ended September 30, 2004, led by strong consumer demand. Upstream volumes during the three months ended September 30, 2004 were 11% higher than during the three months ended September 30, 2003 resulting in a favourable effect on turnover of 12% when combined with favourable mix effects. Downstream volumes were 9% higher during the three months ended September 30, 2004 compared to September 30, 2003 resulting in a favourable effect on turnover of 8% when combined with adverse mix variances.

Raw material prices increased further during the three months ended September 30, 2004. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. This has resulted in higher upstream prices for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

Higher feedstock costs are reflected in downstream prices where possible. The ability to pass on these higher feedstock prices into downstream products is a function of the relative competitiveness of each downstream market and time. Downstream prices have increased for some product areas but in aggregate downstream prices remain stable compared to the same period last year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended September 30, 2004 Compared to the Three Months Ended September 30, 2003 (continued)

Cost of Sales

					Three months ended
	Three months ended			Raw material prices	September 30, 2004
	September 30, 2003	Exchange	Volume/Mix	net of production	cost savings
	£’m	£’m	£’m	£’m	£’m
Total cost of sales	132	(14)	8	10	136
Percentage increase/(decrease)		(11%)	6%	8%	3%
Upstream cost of sales	97	(10)	13	10	110
Percentage increase/(decrease)		(10%)	13%	10%	13%
Downstream cost of sales	56	(5)	2	4	57
Percentage increase/(decrease)		(9%)	4%	7%	2%

Cost of sales for the three months ended September 30, 2004 was affected by the translation impact of the weaker dollar during the period. The average rate for the three months ended September 30, 2004 was $1.82 to £1.00 compared to average rate for the three months ended September 30, 2003 of $1.61 to £1.00. Approximately half of our production is generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Raw material costs increased substantially during the three months ended September 30, 2004, leading to a large price variance within cost of sales for the upstream business.

As upstream products (monomer) represents approximately 75% to 85% of the raw material cost for our downstream business the increased monomer prices during the three months ended September 30, 2004 has increased the cost of sales of the downstream business.

An 11% increase in upstream volume during the three months ended September 30, 2004 compared to the three months ended September 30, 2003 has resulted in an adverse effect on cost of sales of 13% when combined with mix effects and non-variable elements within cost of sales.

A 9% volume increase of downstream products during the three months ended September 30, 2004 compared to the three months ended September 30, 2004 has resulted in an adverse cost of sales variance of 4% when combined with favourable mix effects and non-variable elements within cost of sales.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended September 30, 2004 Compared to the Three Months Ended September 30, 2003 (continued)

Net Operating Expenses

	Three months ended			Three months ended
	September 30, 2003	Exchange	Cost savings/other	September 30, 2004
	£’m	£’m	£’m	£’m
Total operating expenses	23	(2)	5	26
Percentage increase/(decrease)		(9%)	22%	13%
Upstream operating expenses	12	(1)	3	14
Percentage increase/(decrease)		(8%)	25%	17%
Downstream operating expenses	11	—	1	12
Percentage increase/(decrease)		—	9%	9%

Net operating expenses were favourably affected by the translation impact of the weaker dollar during the three months ended September 30, 2004.

Upstream operating expenses have been impacted in the three months ended September 30, 2004 by additional freight costs of approx £1 million arising from higher sales volumes during the period compared to the three months ended September 30, 2003, and by costs incurred on the new China MMA facility currently under construction.

There have been additional employee costs of approximately £1 million during the three months ended September 30, 2004 compared with the previous period, which includes the employee costs associated with the new MMA facility in China and the new dedicated Perspex distribution facility within the UK.

During the three months ended 30 September 2004 an amount of approximately £2 million was identified as not being classified correctly between cost of sales and operating costs according to our accounting policy. This has been corrected, increasing the operating charge for the three months ended September 30, 2004. As this is not a change in accounting policy the comparative numbers for the three months ended September 30, 2003 have not been restated.

Net Interest Payable and Similar Charges

£’m
Interest charged for the three months ended September 30, 2003	10
Exchange movement	3
Other movements	(1)

Interest charged for the three months ended September 30, 2004	12

The exchange movement relating to external debt not hedged by foreign currency assets was a loss of £5 million for the three months ended September 30, 2004 compared to a loss of £2 million for the three months ended September 30, 2003. Other movements comprise a reduction in interest payable on senior debt. This reduction has arisen as a result of the full repayment of the revolving credit facility and a lower rate of interest applied to the senior debt.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended September 30, 2004 Compared to the Three Months Ended September 30, 2003 (continued)

Taxation on Loss on Ordinary Activities

The tax charge was nil for the three months ended September 30, 2004 compared to £1 million for the three months ended September 30, 2003. This reduction in tax charge arises from a reduction in the deferred tax charge of £0.6 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

Equity Minority Interests

Equity minority interests were £1 million for the three months ended September 30, 2004 compared to £1 million for the three months ended September 30, 2003.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £29 million for the three months ended September 30, 2004 compared to an inflow of £37 million for the three months ended September 30, 2003. This £8 million variance in operating cash arose mainly from a higher working capital outflow combined with a £2 million reduction in operating profit during the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Working capital balances resulted in an inflow of £1 million for the three months ended September 30, 2004 compared to an inflow of £7 million for the same period last year. Management believes that the working capital position as at September 30, 2004 is adequate to fund operations.

Interest payments of £2 million were made in the three months ended September 30, 2004 (£3 million in the three months ended September 30, 2003) in line with loan agreements pertaining to the financial structure of the group. This consisted of £2 million of senior debt interest, including the revolving debt facility (£3 million for the three months ended September 30, 2003).

Capital Expenditures

In the three months ended September 30, 2004 we made capital expenditures of £9 million as follows:

£’m
Safety, health and environmental	2
Maintaining asset capacity	2
Growth projects	1
China	4

Total capital expenditure	9

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Three Months Ended September 30, 2004 Compared to the Three Months Ended September 30, 2003 (continued)

Financing

The effects of the cash movement on the debt financing of the company are put into context in the following table:

				September 30,
	June 30, 2004	Cash	Exchange	2004
	£’m	£’m	£’m	£’m
Term loan A	30	—	—	30
Term loan B	67	—	1	68
Term loan C	44	—	—	44
Total senior debt	141	—	1	142

Revolving credit facility	—	—	—	—
Senior notes	167	—	5	172
Finance lease and other short term borrowing	4	—	—	4
Unamortised senior notes premium	1	—	—	1
Unamortised issue costs	(7)	—	—	(7)

Total debt excluding China bank loans	306	—	6	312
China bank loans	6	4	—	10

Total debt	312	4	6	322

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

Turnover

	Nine months ended				Nine months ended
	September 30, 2003	Exchange	Volume/Mix	Price	September 30, 2004
	£’m	£’m	£’m	£’m	£’m
Total turnover	528	(50)	34	16	528
Percentage increase/(decrease)		(9%)	6%	3%	-%
Upstream turnover (i)	385	(34)	26	21	398
Percentage increase/(decrease)		(9%)	7%	5%	3%
Downstream turnover (i)	210	(16)	20	1	215
Percentage increase/(decrease)		(8%)	10%	—%	2%

(i)	upstream and downstream turnover includes intra-company sales

Turnover for the nine months ended September 30, 2004 was affected by the translation impact of the weaker dollar during the period. The average rate for the nine months ended September 30, 2004 was $1.82 to £1.00 compared to average rate for the nine months ended September 30, 2003 of $1.61 to £1.00. Just under half of our sales are generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Demand for methacrylate products remained strong during the nine months ended September 30, 2004, led by strong consumer demand in all regions combined with a general shortage of product. Upstream volumes during the nine months ended September 30, 2004 were 6% higher than during the nine months ended September 30, 2003 resulting in a favourable effect on turnover of 7% when combined with favourable mix effects. Downstream volumes were 10% higher during the nine months ended September 30, 2004 compared to September 30, 2003.

Raw material prices increased considerably during the nine months ended September 30, 2004. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. This has resulted in 5% higher upstream prices for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Higher feedstock costs are reflected in downstream prices where possible. The ability to pass on these higher feedstock prices into downstream products is a function of the relative competitiveness of each downstream market and time. Downstream prices have increased in some areas but in aggregate they remain stable compared to the same period last year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003 (continued)

Cost of Sales

				Raw material prices
	Nine months ended			net of production	Nine months ended
	September 30, 2003	Exchange	Volume/Mix	cost savings	September 30, 2004
	£’m	£’m	£’m	£’m	£’m
Total cost of sales	407	(40)	14	22	403
Percentage increase/(decrease)		(10%)	3%	6%	-1%
Upstream cost of sales	309	(27)	17	19	318
Percentage increase/(decrease)		(9%)	6%	6%	3%
Downstream cost of sales	165	(14)	11	8	170
Percentage increase/(decrease)		(9%)	7%	5%	3%

Cost of sales for the nine months ended September 30, 2004 was affected by the translation impact of the weaker dollar during the period. The average rate for the nine months ended September 30, 2004 was $1.82 to £1.00 compared to the average rate for the nine months ended September 30, 2003 of $1.61 to £1.00. Approximately half of our production is generated from US operations with another approximately 20% generated within Asia, where exchange rates are strongly linked to the dollar.

Raw material costs increased during the nine months ended September 30, 2004, leading to a large price variance within cost of sales for the upstream business.

As upstream products (monomer) represents approximately 75% to 85% of the raw material cost for our downstream business the increased monomer prices during the nine months ended September 30, 2004 have increased the cost of sales of the downstream business.

A 6% increase in upstream volume during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 has resulted in an adverse cost of sales variance of 6% when combined with favourable mix effects and non-variable elements within cost of sales.

A 10% increase in volume of downstream products sold during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2004 has resulted in an adverse cost of sales variance of 7% when combined with favourable mix effects and non-variable elements within cost of sales.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003 (continued)

Net Operating Expenses

	Nine months ended			Nine months ended
	September 30, 2003	Exchange	Spend	September 30, 2004
	£’m	£’m	£’m	£’m
Total operating expenses	70	(3)	8	75
Percentage increase/(decrease)		(4%)	11%	7%
Upstream operating expenses	37	(1)	5	41
Percentage increase/(decrease)		(3%)	14%	11%
Downstream operating expenses	33	(1)	2	34
Percentage increase/(decrease)		(3%)	6%	3%

Net operating expenses were favourably affected by the translation impact of the weaker dollar during the nine months ended September 30, 2004.

Upstream net operating expenses were approx £1 million higher in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, as a result of fixed costs incurred on the new China MMA facility currently under construction.

There have been additional employee costs of approximately £2 million arising during the nine months ended September 30, 2004 compared with the previous period, which includes the employee costs associated with the new MMA facility in China and the new dedicated Perspex distribution facility within the UK.

Distribution costs were approximately £1 million higher for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 due to the increased volume of product sold.

Downstream net operating expenses are approximately £0.6 million higher for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 due to the additional costs of setting up a dedicated Perspex distribution facility within the UK.

During the nine months ended 30 September 2004 an amount of approximately £2 million was identified as not being classified correctly between cost of sales and operating costs according to our accounting policy. This has been corrected, increasing the operating charge for the nine months ended September 30, 2004. As this is not a change in accounting policy the comparative numbers for the nine months ended September 30, 2003 have not been restated.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003 (continued)

Net Interest Payable and Similar Charges

£’m
Interest charged for the nine months ended September 30, 2003	35
Exchange movement	(18)
Other movement	(1)

Interest charged for the nine months ended September 30, 2004	16

There was a favourable exchange movement of £4 million relating to external debt not hedged by foreign currency assets for the nine months ended September 30, 2004 compared to a £14 million adverse movement for the nine months ended September 30, 2003.

Taxation on Loss on Ordinary Activities

The tax charge was £6 million for the nine months ended September 30, 2004 compared to £3 million for the nine months ended September 30, 2003. This increase in tax charge arises from an increase in the deferred tax charge of £2 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 combined with withholding tax charged on the Chinese license fee paid to the UK of £0.7 million.

Equity Minority Interests

Equity minority interests were £3 million for the nine months ended September 30, 2004 compared to £3 million for the nine months ended September 30, 2003.

Liquidity and Capital Resources

The cash generated from operating activities was an inflow of £74 million for the nine months ended September 30, 2004 compared to an inflow of £67 million for the nine months ended September 30, 2003. This £7 million improvement in operating cash arose primarily from a lower working capital outflow during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Working capital balances resulted in an outflow of £7 million for the nine months ended September 30, 2004 compared to an outflow of £15 million for the same period last year. Management believes that the working capital position as at September 30, 2004 is adequate to fund operations.

Interest payments of £14 million were made in the nine months ended September 30, 2004 (£15 million in the nine months ended September 30, 2003) in line with loan agreements pertaining to the financial structure of the group. This consisted of £6 million of senior debt interest, including the revolving debt facility (£7 million for the nine months ended September 30, 2003) and £8 million of Senior Notes interest (£7 million for the nine months ended September 30, 2003).

Cash generated during the nine months ended September 30, 2004 has been utilised to fully pay down the revolving credit facility and to make the normal senior debt amortisation payments. There has been an overall increase in the cash balance held of £11 million.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Results of Operations for the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003 (continued)

Capital Expenditures

In the nine months ended September 30, 2004 we made capital expenditures of £23 million as follows:

£’m
Safety, health and environmental	3
Maintaining asset capacity	7
Growth projects	3
China	10

Total capital expenditure	23

Financing

The scheduled June senior A repayment of £6 million was made in June 2004. There was a £19 million repayment on the revolving credit facility during the nine months ended September 30, 2004 as a result of strong cash generation during the period. The effects of the cash movement on the debt financing of the company are put into context in the following table:

	December 31,				September 30,
	2003	Cash	Exchange	Other	2004
	£’m	£’m	£’m	£’m	£’m
Term loan A	37	(6)	(1)	—	30
Term loan B	69	—	(1)	—	68
Term loan C	45	—	(1)	—	44

Total senior debt	151	(6)	(3)	—	142
Revolving credit facility	19	(19)	—	—	—
Senior notes	176	—	(4)	—	172
Finance lease and other short term borrowing	4	—	—	—	4
Unamortised senior notes premium	2	—	—	(1)	1
Unamortised issue costs	(8)	—	—	1	(7)

Total debt excluding China bank loans	344	(25)	(7)	—	312
China bank loans	—	10	—	—	10

Total debt	344	(15)	(7)	—	322

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Key financial data excluding the costs of building the new MMA facility in China

During the latter part of 2003 Lucite International (China) Chemical Industry Company Limited was formed as a wholly owned foreign entity for the purpose of constructing and operating an MMA facility within China (the China project). The results of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited for the nine months ended September 30, 2004.

In order to compare data on an historical basis the following is a summary of key items excluding the costs of the China project:

Nine months ended September 30, 2004

	Including new	New China	Excluding new
	facility in China	facility	facility in China
	£’m	£’m	£’m
Revenue	528	—	528
Operating profit	50	(1)	51
Fixed Assets	395	17	378
Cash	41	2	39
Total Debt	(322)	(10)	(312)
Capital expenditure (cash flow)	(23)	(10)	(13)

As debt is incurred in Lucite International (China) Chemical Company Limited it is ring-fenced from the remainder of the group and secured solely on the assets of Lucite International (China) Chemical Company Limited. During the nine months ended September 30, 2004 £10 million of debt has been incurred with a leading Chinese bank in order to fund the ongoing construction costs of our new MMA facility in China. During the nine months ended September 30, 2004 Lucite International Group Holdings Limited has made a further £3 million equity injection.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lucite International Group Holdings Limited Registrant Guarantor

//SIGNED// ANNIE VEERMAN

By: Annie Veerman Director

Dated November 29, 2004